

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** AND ENDING **12/31/2006**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liquidnet, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED MAY 10 2007 THOMSON FINANCIAL

498 Seventh Avenue, 12th
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Held **646-674-2098**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *of individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 30 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Richard Stein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Liquidnet, Inc.** as of **December 31, 2006,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

KEVIN C. HELD
Notary Public, State of New York
No. 4987491
Qualified in Suffolk County
Commission Expires October 15, 2009

Notary Public

Signature

Chief Operating Officer

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☒ (q) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Controls Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Liquidnet, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives, except as noted below:

At December 31, 2006, the Company held $161,553 of customer cash related to the Commission Sharing Arrangement program (see Note 2 to the Company's financial statements). In February 2007, the Company became aware that these amounts constitute holding of customer funds and the Company is required to maintain minimum net capital of $250,000. This has caused the Company to have a technical violation of the exemptive provisions of Rule 15c3-3 as the Section (k)(2)(i) bank account had not yet been created and funded at December 31, 2006. At no time did the Company hold customer securities. The Company filed an application with the NASD in February 2007 to increase the minimum net capital requirement to $250,000 and created and funded a Section (k)(2)(i) "Special Reserve Bank Account for the Exclusive Benefit of Customers." In April 2007, the Company filed a notification of the technical violation under Rule 17a-11.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

April 26, 2007 PricewaterhouseCoopers LLP

Liquidnet, Inc.

Statement of Financial Condition
December 31, 2006

Liquidnet, Inc.
Index
December 31, 2006

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 26, 2007

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 63,010,053
Investment securities, at fair value	2,900,000
Receivable from clearing broker	6,082,918
Deferred income taxes due from Parent	50,011
Due from affiliates	574,693
Other assets	43,202
Total assets	$ 72,660,877
Liabilities and stockholder's equity	
Liabilities	
Accounts payable	$ 1,898,129
Accrued compensation	4,222,864
Due to Parent	16,790,544
Total liabilities	22,911,537
Stockholder's equity	
Common stock, $.01 par value, 3,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	18,385,244
Retained earnings	31,364,095
Total stockholder's equity	49,749,340
Total liabilities and stockholder's equity	$ 72,660,877

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Liquidnet, Inc. (the "Company") was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the "Parent") and has four affiliates, Liquidnet Europe Limited, based in London, Liquidnet Canada Inc., based in Toronto, Liquidnet Asia Limited, based in Hong Kong and Liquidnet Japan, Inc, based in Tokyo. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers overnight deposits, money market accounts and all liquid debt instruments with original maturities of three months or less to be cash equivalents.

At December 31, 2006, cash equivalents of approximately $63 million are held in one money market fund, at one financial institution.

Investment Securities
Investment securities consist of investments in floating rate redeemable municipal bonds of $2,900,000. These municipal bonds have stated maturities ranging from 26 to 32.

All of the investment securities are held by a major financial institution.

Income Taxes
The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files a consolidated federal and combined state income tax return with its Parent. An informal tax sharing agreement exists between the Company and the Parent.

Receivable from Clearing Broker
Receivable from clearing broker represents amounts on deposit with the Company's clearing broker of $1,506,828 and commissions receivable for customer securities transactions of $4,576,090. In accordance with the Clearing Agreement, the clearing broker has the right to

charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. All amounts receivable from the clearing broker, including amounts on deposit, are available to satisfy the Company's obligations to its clearing broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

Due from Affiliates
Due from affiliates represents the net of amounts payable to and receivable from Liquidnet Europe Limited and Liquidnet Canada Inc. The receivable arises from commission revenue net of associated costs in connection with trades executed by the affiliates on behalf of the Company. The payable is from commission revenue net of associated costs in connection with trades executed by the Company on behalf of the affiliates.

Other Assets
Other assets consist of prepaid insurance of $17,927 and interest receivable of $25,276.

Fair Value of Financial Instruments
All financial instruments on the statement of financial condition have carrying values that approximate fair value as they are carried on a mark-to-market basis or are short-term.

Commissions
Commissions and related clearing fees are recorded on a trade-date basis.

Pursuant to soft dollar agreements between the Company's customers and third party research providers ("Providers"), the Company collects on behalf of, and remits payments to such Providers, relating to transactions generated by customers as part of these soft dollar arrangements. As of December 31, 2006, amounts owed for such soft dollar arrangements totaled $1,680,778, which is reflected in the accounts payable balance on the statement of financial condition.

In addition, during the year, the Company began a Commission Sharing Arrangement program (CSA). Pursuant to this program customers earn a credit on transactions which may be used by customers to pay Providers. As of December 31, 2006, the Company has recorded a liability of $161,553 for unused credits, which is included in the accounts payable balance on the statement of financial condition.

The Company is exposed to credit risk to the extent that invoices presented by Providers are greater than the corresponding credits from the Company's customers.

Equity Based Compensation
Equity based awards are valued at fair value at the date of grant.

3. Net Capital Requirements

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rule of the SEC. At December 31, 2006, the Company's net capital was $47,760,600, which was $46,233,164 in excess of its minimum requirement of $1,527,436. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.48 to 1.

At December 31, 2006, the Company held $161,553 of customer cash related to the Commission Sharing Arrangement program (see Note 2). In February 2007, the Company became aware that these amounts constitute holding of customer funds and the Company is required to maintain minimum net capital of $250,000. This has caused the Company to have a technical violation of the exemptive provisions of Rule 15c3-3 as the Section (k)(2)(i) bank account had not yet been created and funded at December 31, 2006. At no time did the Company hold customer securities. The Company filed an application with the NASD in February 2007 to increase the minimum net capital requirement to $250,000 and created and funded a Section (k)(2)(i) "Special Reserve Bank Account for the Exclusive Benefit of Customers." In April 2007, the Company filed a notification of the technical violation under Rule 17a-11.

4. Income Taxes

Although the Company files a consolidated federal and combined state and local returns with its Parent, the income tax expense recorded by the Company is computed on a separate company basis. As of December 31, 2006, the Company has a deferred tax asset due from Parent of $50,011 related to tax benefits from equity based compensation grants. See Note 6 to the financial statements. The Company believes it is more likely than not, that the results of its future operations will generate sufficient taxable income to utilize its deferred tax asset.

5. Related Party Transactions

The Company has entered into license and management fee agreements with its Parent. In connection with the license fee agreement, the Company pays its Parent a monthly license fee, for the development, maintenance and licensing of the electronic brokerage trading system developed by the Parent. In December 2006, the license fee agreement was amended retroactively, effective January 1, 2006, changing the method of calculation to a sliding scale of royalty rates, which are based on monthly earnings before interest and taxes margins of the Company, and range from 0% to 25%.

Under the management fee agreement, the Company reimburses its Parent for certain allocated and direct expenses. In December 2006, the agreement was amended retroactively, effective January 1, 2006. The amendment eliminated a 10% markup with respect to services provided by third parties. Services provided by the Parent to the Company are still subject to a 10% markup.

Also see Note 6 to the financial statements.

6. Equity Based Compensation

All officers and employees of the Company are employed by the Parent and covered under the Parent's stock option plans ("Option Plans") and restricted stock compensation plan ("Restricted

Stock Plan"). Costs for the applicable officers and employees of the Company are allocated under the management fee agreement. Options granted under the Option Plans vest ratably over 3 or 4 years and have an exercise price equal to or greater than the estimated fair value of the underlying common stock of the Parent on the day of grant. Options expire 10 years after issuance. Restricted shares issued under the Restricted Stock Plan vest 3 years after issuance and are issued at the estimated fair value of the restricted stock of the Parent on the date of grant.

Effective January 1, 2006, the Parent adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). The Parent has adopted SFAS 123R using the prospective transition method, which requires that only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted for under the provision of SFAS 123R. Accordingly, there is no transition adjustment. Such awards are valued at estimated fair value on the grant date using a valuation model and are amortized over their vesting period. As permitted under SFAS 123 "Accounting for Stock-Based Compensation", the Parent has elected to account for options granted prior to January 1, 2006 under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related accounting interpretations.

Restricted Stock Plan

During 2006, the Parent adopted and established the Restricted Stock Plan for the benefit of employees and non-employee directors. The Parent has reserved 3,000,000 shares of common stock for issuance under the Restricted Stock Plan. Restricted stock awards vest three years after date of grant. Shares become unrestricted approximately six months after they become fully vested. Restricted stock is not entitled to dividends until the restriction is lifted. Activity related to the restricted shares is set forth below:

	Restricted Shares Outstanding	Weighted Average Grant Date Fair Value
Granted	268,728	$ 14.20
Vested	-	-
Forfeited	(2,819)	14.20
Nonvested at December 31, 2006	265,909	$ 14.20

Stock Option Plans

Effective January 10, 2000 and February 14, 2005, the Board of Directors of the Parent adopted the 2000 Stock Option Plan and the 2005 Stock Option and 2005 California Stock Option Plans, respectively. All officers and employees are covered under the Option Plans. As of December 31, 2006, a maximum of 37,781,817 shares of common stock were authorized for issuance under these Option Plans. Options to purchase 18,167,859 shares of common stock of the Parent have been granted to employees and directors and are outstanding as of December 31, 2006. All options under the Option Plans were granted at an exercise price equal to or greater than the estimated fair value of the Parent's common stock at the dates of grant. The stock options issued under the Option Plans become exercisable upon vesting. The vesting period for these stock options is three to four years.

The Option Plans are each in effect for ten years from inception. Activity related to the stock options is set forth below:

		Weighted Average	
	Options Outstanding	Exercise Price	Remaining Term (years)
Outstanding at January 1, 2006	19,030,514	$ 2.71	
Granted	2,067,620	$ 13.85	
Exercised	(2,301,251)	$ 1.10	
Forfeited	(629,024)	$ 6.12	
Outstanding at December 31, 2006	18,167,859	$ 4.07	6.56
Exercisable at December 31, 2006	11,676,752	$ 1.76	5.43

Options awards are granted with an exercise price equal to or greater than the fair value of the underlying common stock of the Parent on the date of grant. The weighted average grant date fair value of options granted in 2006 was $6.07 per option. The fair value of each option award is valued at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006
Expected volatility	44.76%
Expected dividends	1.48%
Risk-free rate	4.91%
Expected term (in years)	6.05

The expected volatility is based upon the volatility of comparable public companies. The expected term was determined using the "simplified method" described in the SEC Staff Accounting Bulletin No. 107.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Parent's Option Plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its stock options.

The options outstanding as of December 31, 2006 are set forth below:

			Weighted Average	
Exercise Range	Options Outstanding	Percentage Exercisable	Exercise Price	Remaining Life
$ 0.24 - $ 0.99	5,528,478	96%	$ 0.44	3.91
$ 1.00 - $ 2.99	6,182,907	79%	$ 1.34	6.50
$ 3.00 - $ 9.99	4,539,868	34%	$ 7.97	8.60
$10.00 - $18.99	1,916,606	0%	$ 14.10	9.56

The Parent received approximately $2.5 million in proceeds from the exercise of options in 2006.

7. Recent Developments

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN No. 48, "Accounting for Uncertainty in Income Taxes -- an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company expects to adopt the provisions of FIN 48 in 2007. The Company is currently evaluating the impact of adopting FIN 48 on its statement of financial condition.

8. Subsequent Events

Two dividend payments of $20,000,000 each were paid by the Company to the Parent on February 6, 2007 and April 19, 2007, respectively.


END